

06003783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *A*
PART III

SEC FILE NO.
~~8-22722~~

8-22772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __01/01/05__   AND ENDING   __12/31/05__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birkelbach Investment Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

11490

__208 South LaSalle Street   Suite 1700__

                                 (No. and Street)

JUN 2 6 2006

**THOMSON
FINANCIAL**

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

__Carl M Birkelbach__   __(312) 853-2820 ext. 105__

                                                       (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

__Bernard Kirsner, LTD__

                              (Name -- if individual, last, first, middle name)

400 East Randolf, Suite 2021	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**RECEIVED
FEB 2 1 2006
WASH. D.C.
203**

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I,   Carl M Birkelbach   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

     Birkelbach Investment Securities, Inc.   , as of

     December 31   , 2005   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

     None

"OFFICIAL SEAL"
George E. Langlois
Notary Public, State of Illinois
My Commission Expires Feb. 27, 2008

_____
Signature

_____
CEO
Title

_____
Notary Public

This report contains (check all applicable boxes):

- [x] (a)   Facing page.
- [x] (b)   Statement of Financial Condition.
- [x] (c)   Statement of Income (Loss).
- [x] (d)   Statement of Changes in Financial Condition..
- [x] (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g)   Computation of Net Capital.
- [ ] (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)   An Oath or Affirmation.
- [ ] (m)   A copy of the SIPC Supplemental Report.
- [ ] (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS AND
AUDITORS' REPORT IN ACCORDANCE
WITH RULE 17a-5 AND
AUDITORS' REPORT ON INTERNAL CONTROL
DECEMBER 31, 2005

TABLE OF CONTENTS

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

We have audited the accompanying balance sheet of BIRKELBACH INVESTMENT SECURITIES, INC. as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and with the audit requirements prescribed by the Securities and Exchange Commission. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach Investment Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the form prescribed by the Securities and Exchange Commission.

In connection with our examination of the financial statements of Birkelbach Investment Securities, Inc. for the year ended December 31, 2005, we have also examined the accompanying supplementary information:

    Computation of Net Capital and Aggregate Indebtedness.
    Computation for Determination of Reserve Requirements for
      Brokers-Dealers Under Rule 15c3-3.
    Information for Possession or Control Requirements Under
      Rule 15c3-3.
    Statement of Changes in Ownership Equity for the Year Ended
      December 31, 2005.

BERNARD M. KIRSNER   JOEL JERABEK
400 EAST RANDOLPH STREET, CHICAGO, IL 60601   312-565-2775

Reconciliation of Computation of Net Capital Rule
   17a-5, Paragraph D-4.
Statement of Changes in Liabilities Subordinated
   to Claims of General Creditors.
Financial and Operation Data.

In our opinion, such schedules present fairly the information
required to be set forth therein.

Bernard M. Kirsner, Ltd., CPA's

January 24, 2006
Chicago, Illinois

1

BIRKELBACH INVESTMENT SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets		
Cash and Cash equivalent	$ 125,704	
Accounts receivable - trade	25,936	
Other Assets	390	
Total Current Assets		$152,030
Total Assets		$152,030

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable		
and accrued expenses		$ 58,628
Stockholders' Equity		
Common Stock, $1 par value,		
1,000 shares authorized,		
issued and outstanding	$ 1,000	
Paid in capital	41,000	
Retained earnings	51,402	
Total Stockholders' Equity		93,402
Total Liabilities and		
Stockholders' Equity		$152,030

The accompanying notes are an integral part of these financial
statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue
  Commissions $1,643,045
  Dividend income   22
    Total Revenue $1,643,067

Expenses
  Operating expenses   1,577,106

        Net Income   65,961

Less: Dividend Paid to Shareholder   (68,400)

                                             (2,439)

Retained Earnings
  December 31, 2004   53,841

  December 31, 2005 $ 51,402

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities		
Net loss		$ 65,921
Add/(deduct) items not affecting cash		
Decrease in accounts receivable – trade	$ 16,584	
Decrease in accounts payable and accrued expenses	(33,100)	
Total		(16,516)
Net Increase in Cash Flow From Operating Activities		49,405
Dividend to Shareholder		(68,400)
Net Increase in Cash		$ 18,955

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Securities transactions and related commission revenue
and expenses are recorded on settlement date.

2. NET CAPITAL REQUIREMENTS

    Pursuant to the net capital provisions of Rule 15c3-1
of the Securities and Exchange Act of 1934, the Corporation
is required to maintain a minimum net capital as defined by
such provisions. Net capital and the related net capital
ratio may fluctuate on a daily basis. At December 31, 2005
the Corporation's net capital computed in accordance with
this Rule was $82,995 as compared to a minimum requirement of
$50,000.

3. CONTRACTUAL AGREEMENTS

    The Company leases office space under an agreement
expiring November 30, 2009. The base rent payments are as
follows for each of the next years:

| 2006 | $40,809 | 2008 | 47,298 |
| 2007 | 44,053 | 2009 | 46,214 |

4. INCOME TAXES

    The Company, with the consent of its shareholders, has
elected to have its income taxed under Section 1372 of the
Internal Revenue Code, which provides that in lieu of corporation
income taxes, the shareholders are taxed on their proportionate
share of the Company's taxable income. Therefore, no provision or
liability for federal taxes is reflected in these financial
statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Stockholder's Equity
  December 31, 2005 $ 93,402

Deduction For Stockholders'
  Equity Not allowable For
  Net Capital Requirement
    12-B-1 Fees Receivable   10,000
    Other Asset   390
  Haircut   17
                                                             10,407

                     Net Capital   82,995

Minimum Net Capital Required   50,000

              Excess Net Capital $ 32,995

Computation For Determination Of Reserve
  Requirements For Brokers-Dealers
  Under Rule 15c3-3

        Nothing to report under this caption.

Information For Possession Or Control
  Requirements Under Rule 15c3-3

        Nothing to report under this caption.

Statement Of Changes In Ownership Equity
  For The Year Ended December 31, 2005

                Balance, beginning of period $ 95,841
                Net gain (rounded)   65,961
                Shareholder's dividend   (68,400)

                Balance, end of period (rounded) $ 93,402

Reconciliation Of Computation Of Net
  Capital Rule 17a-5, Paragraph D-4

        Net capital per this report - Page 6 $ 82,995

        Net Capital per Form x-17, a-5, Part IIa $ 82,995

Difference due to Audit Adjustment at 12/31/05   0

Statement Of Changes In Liabilities
  Subordinated To Claims Of General Creditors

        Nothing to report under this caption.

Financial And Operational Data

        Nothing to report under this caption.

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

We have examined the accompanying financial statements of BIRKELBACH INVESTMENT SECURITIES, INC. as required by Rule 17a-5(d) as of December 31, 2005 and for the year then ended, and have issued a report thereon dated January 24, 2006. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).

2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

BERNARD M. KIRSNER
400 EAST RANDOLPH STREET, CHICAGO, IL 60601

JOEL JERABEK
312-565-2775

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2005, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(B). Conditions of the exemption were being compiled as of the examination date and no facts came to our attention to indicate the exemption had not been compiled during the period under examination.

Bernard M. Kirsner, Ltd., CPA's

January 24, 2006
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF AVAILABILITY
DECEMBER 31, 2005

   The statement of financial condition of the annual audit
report of Birkelbach Investment Securities, Inc. pursuant to 17a-5
is available for examination at the offices of Birkelbach
Investment Securities, Inc., 208 S. LaSalle Street, Suite 1700,
Chicago, Illinois and at the office of the Securities and Exchange
Commission in Chicago, Illinois.